As filed with the Securities and Exchange Commission on March 19, 2001


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 --------------

                                     FORM RW
             REQUEST FOR WITHRAWAL UNDER THE SECURITIES ACT OF 1933
                               File No. 333-94465

                                 --------------

                                DAEDALUS SYSTEMS
                                  INCORPORATED

                                 --------------


                   Delaware               5039           54-1950671
           (State of Incorporation)       (SIC)       (Employer I.D #)

                              8653 Richmond Highway
                         Alexandria, Virginia 22309-4206
                                 (703) 360-5700
                              (703) 360-1974 - fax
                   (Address and telephone number of principal
               executive offices and principal place of business)


                              Herbert S. Rosenblum
                          Attorney and Counselor at Law
                           526 King Street, Suite 211
                         Alexandria, Virginia 22313-0058
                                 (703) 684-0060
                              (703) 684-0072 - fax
            (Name, address and telephone number of agent for service)

         In accordance with the requirements of Rule 477 of Regulation C of the Securities Act of 1933, Daedalus Systems, Inc. hereby requests withrawal of the referenced registration statement effective March 19, 2001.

         Daedalus' public registration was pursuant to an agreement with a publicly held company, Empiric Energy, Inc., under which the parties would exchange equity and pursue complementary objectives. Certain financial conditions could not be met and the arrangement could not move forward. Accordingly, Daedalus is pursuing its objectives independently and will re-submit its registration as appropriate.

         No securities were sold in the offering being withrawn.

                  /s/    Edward A. McCulloch
-----------------------------------------------------
Edward A. McCulloch
President, Chief Executive Officer and Director

                  /s/    David Lightbody
-----------------------------------------------------
David Lightbody
Executive Vice President and Director

                  /s/    Patricia L. Espino-Nayar
-----------------------------------------------------
Patricia L. Espino-Nayar
Controller

                  /s/    James A. Lyons
-----------------------------------------------------
James A. Lyons
Chairman of the Board of Directors

                  /s/    Norio Sakai
-----------------------------------------------------
Norio Sakai
Director

                  /s/    Robert J. Salmon
-----------------------------------------------------
Robert J. Salmon
Director





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